EXHIBIT 4

November 6, 2007

Board of Directors

Radyne Corporation

c/o Corporate Secretary

3138 East Elwood Street

Phoenix, AZ 85034

Re:     Demand for Inspection of Books and Records of Radyne Corporation

Dear Radyne Directors:

Pursuant to Section 220(b) of the Delaware Code, the undersigned (“Discovery”),  hereby demands to inspect and photocopy, during usual business hours, the following books and records of Radyne Corporation (the “Company”), for the period from January 1, 2006 through the date of this letter (the “Relevant Period”):

•                  minutes of the meetings of the Company’s Board of Directors and any committee thereof  (the “Board”), that relate to any discussions concerning any acquisition, change of control of, or merger or other combination with, the Company, or any proposal or request for information related thereto;

•                  any documents related to the engagement of, and discussions with, any financial advisors regarding the value to shareholders of various strategic alternatives, including approaches by potential buyers, the impact of acquisitions, or the estimated value to shareholders of remaining independent and implementing management’s operating plan;

•                  any discussions, with either internal or outside counsel, with respect to the topic of defending the company against unsolicited offers or change-of-control transactions; and

•                  any presentations made to the Board or the senior management of the Company that relate to any of the foregoing topics.

Discovery, which together with its affiliates beneficially owns 1,618,427 shares of the Company as of the date of this letter, makes this demand in its capacity as a stockholder of the Company. As documentary evidence of such beneficial ownership, we have enclosed herewith our most recent amendment to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Discovery and its affiliates.

We believe that, during the Relevant Period, several qualified suitors have approached the Company with a desire to pay a substantial premium to acquire the Company. We believe that the Board categorically dismissed these bona fide offers without serious consideration of the value that any such transaction could have provided to shareholders. As documented in our prior correspondence, we believe that multiple offers have been rejected and that the Board has not performed an objective analysis of all strategic alternatives available to the Company and its shareholders.

Therefore, we now feel compelled to review the books and records listed above, specifically with respect to deliberations on the topic of evaluating strategic alternatives. We feel that we can no longer rely on statements made by the Board, and that we must independently review these books and records. Discovery requests access to the books and records identified above to determine if the Directors have discharged their fiduciary duties and acted in the best interest of the Company’s shareholders with respect to proposals, offers or discussions related to strategic alternatives for the Company. Discovery plans to use this information as a basis for further discussions with the Board and other shareholders regarding the future of the Company.

Since these records would be deemed material, non-public information we will sign an appropriate nondisclosure agreement. We are also willing to enter into a defined and appropriate standstill agreement with respect to purchasing or selling Company shares.

Pursuant to 220(c) of the Delaware Code, we look forward to your response within 5 business days.

The undersigned affirms that the statements made in this letter are true, and that the documentary evidence of beneficial ownership enclosed herewith is a true and correct copy of what it purports to be, under penalty of perjury under the laws of the United States.

Sincerely,

Discovery Equity Partners, L.P.

By:	Discovery Group I, LLC,
its General Partner

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member